KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

BY COURIER

Our Ref: KLK/SE

02060394

14 November 2002

SUPPL

02 NOV 18 AM 9:23

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy each of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
	GENERAL ANNOUNCEMENT
October 30, 2002	Proposed Acquisition of an Associate Company – Selat Bersatu Sdn Bhd
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B
November 1, 2002	Employees Provident Fund Board (2 sets)
November 11, 2002	Employees Provident Fund Board

Kindly acknowledge receipt of the enclosures at the e-mail address stanleylim@klk..com.my Please quote the date of our letter in your acknowledgement.

PROCESSED
DEC 17 2002
P THOMSON FINANCIAL

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention: Ms. Tintin Subagyo

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 30/10/2002 04:04:38 PM
Reference No KL-021030-C5610

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
PROPOSED ACQUISITION OF AN ASSOCIATE COMPANY:
SELAT BERSATU SDN BHD

* **Contents :-**

Further to its announcement dated 26 June 2002, Kuala Lumpur Kepong Berhad (15043-V)("KLK") wishes to announce that the Sale and Purchase Agreement (in relation to a 48% shareholding in Selat Bersatu Sdn. Bhd. (361274-P)) between Mentiga Corporation Berhad (010289-K) and KLK dated 26 June 2002 has lapsed due to the non-fulfillment of certain conditions precedent set out in the aforesaid Agreement.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **01/11/2002 02:56:39 PM**
Reference No **KL-021101-602E9**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **02/10/2002**	* **82,000**	
Acquired	**16/10/2002**	**70,000**	
Disposed	**18/10/2002**	**2,000**	
Acquired	**21/10/2002**	**15,000**	
Acquired	**22/10/2002**	**230,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares managed by portfolio manager, Sales of equity managed by portfolio manager and purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**37,540,500**
Direct (%)	:	**5.29**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of securities after change** : **37,540,500**

* Date of notice : **22/10/2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **01/11/2002 02:56:50 PM**
Reference No **KL-021101-602EA**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **23/10/2002**	* **9,000**	
Disposed	**24/10/2002**	**100,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**37,431,500**
Direct (%)	:	**5.27**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**37,431,500**

* Date of notice : **24/10/2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11/11/2002 09:29:53 AM
Reference No KL-021111-845C1

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Kuala Lumpur Kepong Berhad
*	Stock name	: KLK
*	Stock code	: 2445
*	Contact person	: J. C. Lim
*	Designation	: Company Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary Shares of RM1.00 each
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* 30/10/2002	* 116,000	
Disposed	30/10/2002	50,000	

*	Circumstances by reason of which change has occurred	: **Sales of equity and Sales of equity managed by portfolio manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **37,265,500**
	Direct (%)	: **5.25**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **37,265,500**
*	Date of notice	: **30/10/2002**

Remarks :

fsc